505 Montgomery Street, Suite 2000
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Tel: +1.415.391.0600 Fax: +1.415.395.8095 www.lw.com FIRM / AFFILIATE OFFICES
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June 5, 2009
Cicely LaMothe, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Re:	AMB Property Corporation File No. 001-13545 Form 10-K for the year ended December 31, 2008
Dear Ms. LaMothe:
     On behalf of AMB Property Corporation, a Maryland corporation (the “Company”), we hereby set forth the following information in response to the comments contained in the letter dated May 8, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Staff’s comments contained in that letter are repeated below in bold and are followed by the Company’s responses.
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Form 10-K
Management’s Discussion and Analysis of Financial Condition and Results of Operations
SS NOI, page 84
1.	We note your presentation of SS NOI on a consolidated basis as a supplemental measure of the operating performance of your real estate portfolio. Since you are not including a segment discussion in the MD&A, your presentation of SS NOI appears to be in a context other than SFAS 131 requirements and would be a non-GAAP financial measure under the guidance of Question 19 and 21 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In particular, clarify why you

Cicely LaMothe, Branch Chief
June 5, 2009

have excluded real estate impairment losses in deriving net operating income. Advise us and disclose how you determined these recurring impairment losses are not related to the performance of your real estate operations.
The Company defines net operating income (“NOI”) as rental revenues, including reimbursements, less property operating expenses. NOI excludes depreciation, amortization, general and administrative expenses, restructuring charges, real estate impairment losses, development profits (losses), gains (losses) from sale or contribution of real estate interests, and interest expense. NOI is a measure calculated to help investors understand the Company’s operating performance, excluding the effects of costs and expenses which are not related to the performance of the assets. NOI is widely used by the real estate industry as a useful supplemental measure, which helps investors compare the Company’s operating performance with that of other companies. Real estate impairment losses have been excluded in deriving NOI because the Company does not consider its impairment losses to be a property operating expense. The Company believes that the exclusion of impairment losses from NOI is a common methodology used in the real estate industry. Real estate impairment losses relate to the changing values of the Company’s assets but do not reflect the current operating performance of the assets with respect to their revenues or expenses. The Company’s real estate impairment losses are non-cash charges which represent the write down in the value of assets when estimated fair value over the holding period is lower than current carrying value. The impairment charges were principally a result of increases in estimated capitalization rates and deterioration in market conditions that adversely impacted underlying real estate values. Therefore, the impairment charges are not related to the current performance of the Company’s real estate operations and should be excluded from its calculation of NOI. The Company will clarify its disclosures regarding SS NOI in its future filings.
Consolidated Statements of Cash Flows, page F-5
2.	With respect to your presentation of distributions from unconsolidated joint ventures please explain to us, and disclose in future filings, the method you use to determine the character of distributions from equity investees as either returns of, or returns on, your investment in equity investees. The expanded disclosure should specifically address how you account for distributions received from equity investees representing your portion of the proceeds from the equity investees’ sales of assets, and the amount of such distributions received for each period presented in your statements of cash flows.
The Company intends to disclose the following in its future filings:
     “Distributions received from unconsolidated joint ventures are classified as either cash flows from operating activities or cash flows from investing activities in the Company’s consolidated statements of cash flows based on the nature of the distribution received. Distributions from operations of the unconsolidated joint ventures are

Cicely LaMothe, Branch Chief
June 5, 2009

considered to be returns on investment and are classified as cash inflows from operating activities. If the unconsolidated joint venture sells assets, or performs any equity or debt financing, then the distribution to the Company of its share of the proceeds from the asset sale or financing is considered a return of investment that is classified as cash inflows from investing activities in the Company’s consolidated statement of cash flows.”
     The Company will also disclose in future filings the amount of distributions received from its unconsolidated joint ventures due to the Company’s share of the proceeds from any asset sale or financing for each period presented in its statements of cash flows.
Note 2. Summary of Significant Accounting Policies
Investments in Consolidated and Unconsolidated Joint Ventures, page F-9
3.	The disclosure indicates that based on the guidance set forth in EITF 04-5 that you consolidate certain co-investment venture investments because you exercise significant control over major operating decisions, such as approval of budgets, selection of property managers, asset management, investment activity and changes in financing. Also, the indication that the Company consolidates based on this criteria as well as substantive kick-out rights and/or substantive participating rights appears to be inconsistent with EITF 04-05. Although substantive kick-out rights and substantive participating rights held by the limited partners in a partnership may preclude consolidation by the general partner under EITF 04-05, who is otherwise assumed to control the entity, your disclosure suggests these rights serve as the basis for consolidation in cases where the company is not the general partner. Please refer to paragraphs 9 and 10 of EITF 04-05 and clarify your disclosure as appropriate.
The Company will revise its disclosures in future filings as follows:
     “The Company holds interests in both consolidated and unconsolidated joint ventures. The Company consolidates joint ventures where it exhibits financial or operational control. Control is determined using standards set forth in FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities — An Interpretation of ARB No. 51 (FIN 46), or EITF Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights (EITF 04-5), or Accounting for Investments in Real Estate Ventures (SOP 78-9). For joint ventures that are variable interest entities as defined under FIN 46, the primary beneficiary consolidates the entity. In instances where the Company is not the primary beneficiary, it does not consolidate the joint venture for financial reporting purposes. For joint ventures that are not variable interest entities as defined under FIN 46, the Company first considers whether the Company is the general partner or a limited partner (or the equivalent in such investments which are not structured as partnerships). The Company consolidates joint ventures where it is the general partner (or the equivalent) and the limited partners (or the equivalent) in such investments do not have rights described in EITF 04-5, which would preclude control and, therefore, consolidation for financial reporting purposes. For joint ventures where the Company is the general partner (or the equivalent), but does not control the joint venture as the other partners (or the equivalent) hold substantive participating rights, the Company uses the equity method of accounting. For joint ventures where the Company is a limited partner (or the equivalent), the Company considers factors outlined in SOP

Cicely LaMothe, Branch Chief
June 5, 2009

78-9, such as ownership interest, voting control, authority to make decisions, and contractual and substantive participating rights of the partners (or the equivalent) to determine if the presumption that the general partner controls the entity is overcome. In instances where these factors indicate the Company controls the joint venture, the Company consolidates the joint venture; otherwise the Company uses the equity method of accounting. “
Goodwill and Intangible Assets, page F-10
4.	Please tell us the amount and origin of goodwill and intangible assets referenced in this note, and how you reported them in the balance sheet. Also, tell us how you determined that these assets were not impaired given the current economic conditions.
     The Company has classified as goodwill the cost in excess of fair value of the net assets of companies acquired in purchase transactions. As of December 31, 2008, the Company’s net goodwill and intangible assets balance was approximately $53.9 million, which primarily related to the Company’s purchase of an aggregate 61% equity interest in G.Accion, a Mexican real estate company, in 2008, as well as a 50% equity interest in AMB Blackpine, a Japanese real estate company, in 2006. The net goodwill and intangible assets balance is included as a component of other assets on the Company’s consolidated balance sheets.
     As prescribed in the Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, goodwill and certain indefinite lived intangible assets are no longer amortized, but are subject to at least annual impairment testing. The Company performs valuation tests annually (or more often, if necessary) for impairment under SFAS No. 142, which includes a two-step approach to testing goodwill and intangibles for impairment. Step one of the test is a screening process for identifying a potential goodwill impairment loss whereby the fair value of the reporting unit is compared to its carrying value, while step two is used to measure the amount of a goodwill impairment loss, if any exists. A goodwill impairment loss occurs when the carrying amount of the goodwill exceeds the implied fair value of the recognized and unrecognized goodwill. The fair value of the reporting units was determined through use of a discounted cash flows model and an estimated residual value for the applicable reporting unit based on a multiple of earnings, which considered current economic conditions and future estimated cash flows for each reporting unit. Based on the Company’s impairment analysis of the goodwill and intangible assets as of December 31, 2008, the fair value of the reporting units exceeded the carrying value and, therefore, step two of the impairment test was not required and no impairment was recorded.
Note 3. Impairment and Restructuring Charges, page F-14
5.	Based on the disclosure on page 47 and F-14, it appears that the impairment losses you recognized relate to land inventory, assets under development and assets held for sale or contribution, and pursuit costs of development projects that will no longer be pursued. Please explain to us how you determined that your other operating properties were not impaired, including your

Cicely LaMothe, Branch Chief
June 5, 2009

consideration of the lease expirations, as disclosed on page 30, and your ability to re-lease those properties.
     As disclosed in footnote 3 to the Company’s consolidated financial statements, the Company conducted a comprehensive review of all real estate asset classes in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, which indicates that asset values should be analyzed whenever events or changes in circumstances indicate that the carrying value of a property may not be fully recoverable. The process entailed the analysis of each asset class (including the operating properties) for instances where the net book value exceeded the estimated fair value. The intended use of an asset, either held for sale or held and used (i.e., operating assets), can significantly impact how impairment is measured. If an operating asset is intended to be held and used for the long term, impairment is recognized only if undiscounted cash flows over the entire holding period, including a residual value, are less than the current net cost basis. The Company utilized the experience and knowledge of its regional management and internal valuation teams to derive certain assumptions used to determine an operating property’s cash flow. Such assumptions include re-leasing and renewal probabilities of future lease expirations, vacancy factors, rental growth rates, and capital expenditures. Most of the Company’s operating properties are held and used for the long term. The Company reviewed its operating properties in light of the requirements of SFAS No. 144 and determined that, as of December 31, 2008, undiscounted cash flows over the holding period for its operating properties were in excess of their carrying values and, therefore, no impairment charges were required.
Note 11. Stockholders’ Equity, page F-33
6.	Please explain to us, and disclose in future filings, the terms (including redemption features) of your outstanding Series L, M and O preferred stock. Specifically, for all your preferred stock, tell us if these securities are redeemable at the option of the holder or upon the occurrence of an event that is not solely within your control. Also, explain to us your basis in GAAP for presenting your preferred stock in permanent equity.
     The Series L, M, O and P Preferred Stock have no stated maturity and are not subject to mandatory redemption or any sinking fund requirement. Additionally, the Series L, M, O and P Preferred Stock do not have any of the characteristics of redeemable preferred stock, which are enumerated in Rule 5-02.28 of Regulation S-X. None of these series of preferred stock (1) is redeemable at a fixed or determinable price on a fixed or determinable date, whether by sinking fund or otherwise; (2) is redeemable at the option of the holder; or (3) has triggering events for redemption which are not solely within control of the Company. Therefore, the Series L, M, O and P Preferred Stock are accounted for as permanent equity in compliance with accounting principles generally accepted in the United States and the disclosure requirements set forth in Rule 5-02.29 of Regulation S-X.

Cicely LaMothe, Branch Chief
June 5, 2009

     Set forth below is the additional disclosure, regarding the terms of the outstanding preferred stock, which the Company intends to include in its future filings:
     “The Series L, M, O and P Preferred Stock have preference rights with respect to distributions and liquidation over the common stock. Holders of the Series L, M, O and P Preferred Stock are not entitled to vote on any matters, except under certain limited circumstances. In the event of a cumulative arrearage equal to six quarterly dividends, holders of the Series L, M, O and P Preferred Stock will have the right to elect two additional members to serve on the Company’s Board of Directors until dividends have been paid in full. At [June 30, 2009], there were no dividends in arrears. The Company may issue additional series of preferred stock ranking on a parity with the Series L, M, O and P Preferred Stock, but may not issue any preferred stock senior to the Series L, M, O and P Preferred Stock without the consent of two-thirds of the holders of each of the Series L, M, O and P Preferred Stock. The Series L, M, O and P Preferred Stock have no stated maturity and are not subject to mandatory redemption or any sinking fund. The Series L and M Preferred Stock are redeemable solely at the option of the Company, in whole or in part, at $25.00 per share, plus accrued and unpaid dividends. The Series O and P Preferred Stock will be redeemable at the option of the Company on and after December 13, 2010 and August 25, 2011, respectively, in whole or in part, at $25.00 per share, plus accrued and unpaid dividends.”
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     In connection with the Company’s responses to the Staff comments, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for reviewing the additional information. Please address any additional comments to the undersigned via facsimile at (415) 395-8095. If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (415) 395-8131.

Cicely LaMothe, Branch Chief
June 5, 2009

Very truly yours,
/s/ Laura L. Gabriel
Laura L. Gabriel
of Latham & Watkins LLP

cc:	Thomas S. Olinger, Chief Financial Officer, AMB Property Corporation Wendy S. McCray, Partner, PricewaterhouseCoopers LLP